Dreyfus
Worldwide Dollar
Money Market Fund, Inc.

SEMIANNUAL REPORT April 30, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



Dreyfus
Worldwide Dollar
Money Market Fund, Inc.

The Fund

A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Worldwide Dollar Money Market Fund, Inc., covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis, we recently have seen signs of potential improvement. Throughout the reporting period, the money markets have seen record inflows of capital from institutions and individual investors seeking safe havens from market fluctuations. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors. And yet, despite the Fed's aggressive rate cutting campaign which has resulted in lower yields for money market instruments, assets continue to flow into the money-market industry.

While some uncertainty remains, volatility in the stock and bond markets has created some attractive values for long-term investors in a number of asset classes. Your financial advisor can help you assess current risks and take advantage of these opportunities while maintaining a suitable "liquid asset" allocation within your individual portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by Patricia A. Larkin, Senior Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, Dreyfus Worldwide Dollar Money Market Fund produced an annualized yield of 3.57%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 3.63%.[1]

Money market yields declined over much of the reporting period as the Federal Reserve Board (the "Fed") reduced short-term interest rates in an attempt to stimulate U.S. economic growth.

The Fund's Investment Approach

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies or instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic and foreign banks or their subsidiaries or branches; repurchase agreements; asset-backed securities; domestic and dollar-denominated foreign commercial paper; and other short-term corporate obligations, including those with floating or variable rates of interest; and dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies. Normally, the fund invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

The Fed Addressed an Economic Slump and Credit Crisis

Turmoil in the sub-prime mortgage market, slumping U.S. housing markets and resurgent energy prices already had led to economic concerns by the start of the reporting period. Over the previous summer, these factors caused investors to reassess their previously generous attitudes toward risk, sparking sharp declines among stocks and higher yielding bonds.

The resulting tightness in credit markets and reports of heavy sub-prime related losses among commercial and investment banks prompted the Fed to intervene by reducing short-term interest rates. As a result, the reporting period began with an overnight federal funds rate of 4.5%, down from 5.25% just two months earlier.

The economy continued to show signs of weakness in November, when it was announced that sales of existing homes had fallen sharply, and fixed-income markets encountered heightened volatility that sent prices of higher yielding bonds sharply lower. The Fed again reduced the federal funds rate by 25 basis points in December — to 4.25% — but investors appeared to be disappointed that the reduction was not larger. 2007 ended with an annualized economic growth rate of just 0.6% in the fourth quarter and 2.2% for the year overall.

January 2008 saw more disappointing economic news, including the first monthly job losses in more than four years. Congress passed legislation to stimulate the economy, and the Fed reduced the federal funds rate by 125 basis points to 3% in two separate moves during the latter part of January. However, more job losses were reported in February, and pressures on U.S. financial institutions remained intense from additional sub-prime related losses, deleveraging of institutional investment portfolios and the repricing of real estate.

In March, non-farm payrolls shrank by another 80,000 jobs, marking the third consecutive monthly decline and driving the total number of lost jobs during the first quarter of 2008 to 232,000. The unemployment rate climbed to 5.1% in March from 4.8% in February. The Fed continued to take aggressive policy action during the month, reducing the federal funds rate by another 75 basis points to 2.25%. In addition, the Fed announced an expansion of its Term Securities Lending Facility, making $200 billion of Treasury securities available to Wall Street firms. In an unprecedented move apparently designed to prevent further damage to the U.S. financial system, the Fed allowed borrowers to use certain mortgage-backed securities as collateral for these loans.

More job losses followed in April, but the unemployment rate ticked down to a modest 5%. The Fed continued to reduce the federal funds rate, implementing a cut of 25 basis points that left the overnight rate at 2% by the end of the reporting period. On the other hand, inflationary pressures increased as crude oil approached $120 per barrel, and suppliers attempted to pass along price increases in a variety of products.

Longer Maturities Captured Higher Yields

As the credit crisis unfolded and the Fed cut short-term interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Moreover, demand for money market instruments surged from investors engaged in a "flight to quality." In this environment, we increased the fund's weighted average maturity toward a position we considered longer than industry averages.

While we have begun to see evidence that the economy and markets may be stabilizing, whether these signs portend a longer-term, upward trend remains an open question. The Fed and market participants will be closely watching economic data for signs of economic strength and a moderation of inflation. In the meantime, to date we have maintained the fund's relatively long weighted average maturity. Of course, we are prepared to adjust our current strategy as deemed appropriate should market conditions change.

May 15, 2008

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's annualized yield and annualized effective yield would have been 3.56% and 3.60%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Worldwide Dollar Money Market Fund, Inc. from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

Expenses paid per $1,000†	$ 3.76
Ending value (after expenses)	$1,017.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

Expenses paid per $1,000†	$ 3.77
Ending value (after expenses)	$1,021.13

† *Expenses are equal to the fund's annualized expense ratio of .75%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit—34.5%	Principal Amount ($)		Value ($)
Bank of Ireland (Yankee)			
3.03%, 10/28/08	10,000,000	a	10,000,246
Bank of Montreal (Yankee)			
3.25%, 7/29/08	20,000,000		20,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee)			
4.43%, 7/7/08	30,000,000		30,000,000
Barclays Bank PLC (Yankee)			
2.80%, 10/2/08	5,000,000		5,000,000
BNP Paribas (Yankee)			
3.70%, 7/15/08	20,000,000		20,006,135
Comerica Inc.			
3.80%, 7/18/08	30,000,000		30,000,000
Credit Agricole (London)			
3.70%, 7/17/08	30,000,000		30,000,000
Credit Suisse			
3.12%, 5/11/08	25,000,000	b	25,000,000
DEPFA BANK PLC (Yankee)			
2.90%, 7/7/08	30,000,000	a	30,000,000
Fortis Bank (Yankee)			
2.80%, 10/3/08	5,000,000		5,000,000
Nordea Bank Finland PLC (Yankee)			
3.61%, 10/17/08	25,000,000		25,133,364
UBS AG (Yankee)			
3.02%, 8/26/08	20,000,000		20,000,000
Total Negotiable Bank Certificates of Deposit			
(cost $250,139,745)			**250,139,745**
Commercial Paper—48.5%			
Allied Irish Banks N.A. Inc.			
2.71%–2.74%, 9/8/08–9/29/08	30,000,000		29,693,009
ASB Bank Ltd.			
2.95%, 8/18/08	15,000,000		14,867,838
ASB Finance Ltd.			
2.80%, 10/6/08	15,000,000	a	14,818,300
Atlantic Asset Securitization LLC			
2.74%, 9/22/08	10,000,000	a	9,892,000
Bank of Ireland			
2.75%, 7/2/08	10,000,000	a	9,952,983
Barclays U.S. Funding Corp.			
3.74%, 7/14/08	30,000,000		29,773,683

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Bryant Park Funding LLC		
3.12%, 5/15/08	25,198,000 a	25,167,623
Canadian Imperial Bank of Commerce		
2.80%, 10/15/08	10,000,000	9,871,920
Cancara Asset Securitisation Ltd.		
2.90%, 8/1/08	25,000,000 a	24,816,000
CHARTA LLC		
2.96%, 8/12/08	15,000,000 a	14,874,683
CRC Funding LLC		
2.96%, 8/12/08	15,000,000 a	14,874,683
FCAR Owner Trust, Ser. I		
3.17%, 7/15/08	25,000,000	24,837,500
Morgan Stanley		
3.87%, 7/14/08	25,000,000	24,804,722
Regency Markets No. 1 LLC		
3.18%, 5/15/08	30,000,000 a	29,963,250
Skandinaviska Enskilda Banken AB		
3.04%, 10/24/08	20,000,000	19,707,645
Swedbank (ForeningsSparbanken AB)		
2.74%, 10/10/08	25,000,000	24,696,250
Unicredit Delaware Inc.		
4.81%, 6/25/08	30,000,000	29,785,042
Total Commercial Paper		
(cost $352,397,131)		**352,397,131**

Corporate Notes—6.9%		
Lehman Brothers Holdings Inc.		
2.82%, 6/27/08	20,000,000 b	20,000,000
Westpac Banking Corp.		
2.71%, 5/17/08	30,000,000 b	30,000,000
Total Corporate Notes		
(cost $50,000,000)		**50,000,000**

Promissory Note—1.4%		
Goldman Sachs Group Inc.		
5.07%, 6/17/08		
(cost $10,000,000)	10,000,000 c	**10,000,000**

Time Deposits–6.8%	Principal Amount ($)	Value ($)
Key Bank U.S.A., N.A. (Grand Cayman) 2.19%, 5/1/08	24,000,000	24,000,000
Manufacturers & Traders Trust Company (Grand Cayman) 2.19%, 5/1/08	25,000,000	25,000,000
Total Time Deposits (cost $49,000,000)		**49,000,000**

Repurchase Agreement–3.5%		
Deutsche Bank Securities 2.56%, dated 4/30/08, due 5/1/08 in the amount of $25,001,776 (fully collateralized by $38,868,512 Corporate Bonds, 0%, due 9/8/46, value $25,750,001) (cost $25,000,000)	25,000,000	**25,000,000**

Total Investments (cost $736,536,876)	**101.6%**	**736,536,876**
Liabilities, Less Cash and Receivables	**(1.6%)**	**(11,900,621)**
Net Assets	**100.0%**	**724,636,255**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2008, these securities amounted to $184,359,768 or 25.4% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 9/21/07 at a cost of $10,000,000. At April 30, 2008, the aggregate value of this security was $10,000,000 representing 1.4% of net assets and is valued at cost.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	70.7	Repurchase Agreement	3.5
Asset-Backed/Multi-Seller Programs	16.5	Asset-Backed/Single Seller	3.4
Brokerage Firms	7.5		**101.6**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	736,536,876	736,536,876
Cash		10,779,114
Interest receivable		2,761,597
Prepaid expenses		35,593
		750,113,180
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		415,250
Payable for investment securities purchased		24,816,000
Payable for shares of Common Stock redeemed		121,031
Accrued expenses		124,644
		25,476,925
Net Assets ($)		**724,636,255**
Composition of Net Assets ($):		
Paid-in capital		724,636,249
Accumulated net realized gain (loss) on investments		6
Net Assets ($)		**724,636,255**
Shares Outstanding		
(25 billion shares of $.001 par value Common Stock authorized)		724,636,249
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**15,513,588**
Expenses:	
Management fee–Note 2(a)	1,796,284
Shareholder servicing costs–Note 2(b)	896,689
Professional fees	40,877
Custodian fees–Note 2(b)	27,839
Registration fees	20,418
Prospectus and shareholder's reports	14,829
Directors' fees and expenses–Note 2(c)	6,223
Miscellaneous	12,796
Total Expenses	**2,815,955**
Less–reduction in management fee due to undertaking–Note 2(a)	(95,088)
Less–reduction in fees due to earnings credits–Note 1(b)	(30,745)
Net Expenses	**2,690,122**
Investment Income–Net	**12,823,466**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**341**
Net Increase in Net Assets Resulting from Operations	**12,823,807**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007
Operations ($):		
Investment income–net	12,823,466	32,504,824
Net realized gain (loss) on investments	341	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**12,823,807**	**32,504,824**
Dividends to Shareholders from ($):		
Investment income–net	**(12,823,466)**	**(32,504,824)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	283,179,971	501,983,516
Dividends reinvested	12,497,566	31,674,525
Cost of shares redeemed	(276,288,456)	(528,919,977)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**19,389,081**	**4,738,064**
Total Increase (Decrease) in Net Assets	**19,389,422**	**4,738,064**
Net Assets ($):		
Beginning of Period	705,246,833	700,508,769
End of Period	**724,636,255**	**705,246,833**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.018	.046	.041	.021	.005	.006
Distributions:						
Dividends from investment income−net	(.018)	(.046)	(.041)	(.021)	(.005)	(.006)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.59[a]	4.70	4.20	2.14	.50	.62
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.78[a]	.79	.82	.84	.85	.82
Ratio of net expenses to average net assets	.75[a]	.75	.75	.75	.75	.75
Ratio of net investment income to average net assets	3.57[a]	4.60	4.12	2.08	.49	.62
Net Assets, end of period ($ x 1,000)	724,636	705,247	700,509	739,965	851,019	967,440

[a] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Worldwide Dollar Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $335 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, $208 of the carryover expires in fiscal 2008 and $127 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007, was all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from November 1, 2007 through April 30, 2008 to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .75% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $95,088 during the period ended April 30, 2008.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts.

The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended April 30, 2008, the fund was charged $410,339 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2008, the fund was charged $336,432 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $26,441 pursuant to the cash management agreement.

The fund compensates The Bank of New York, under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2008, the fund was charged $27,839 pursuant to the custody agreement.

During the period ended April 30, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $296,867, custodian fees $25,363, chief compliance officer fees $1,880 and transfer agency per account fees $114,930, which are offset against an expense reimbursement currently in effect by the amount of $23,790.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTES

For More Information

**Dreyfus Worldwide Dollar
Money Market Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol:　DWDXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund will disclose daily, on www.dreyfus.com, the fund's complete schedule of holdings as of the end of the previous business day. The schedule of holdings will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the date of the posted holdings.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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